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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                              (Amendment No. 3)*


                                 M-WAVE, INC.
                               (Name of Issuer)


                                 COMMON STOCK
                        (Title of Class of Securities)


                                   554034108
                                (CUSIP Number)


                               November 30, 1998
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:



     [_]  Rule 13d-1(b)
     [_]  Rule 13d-(c)
     [_]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 5 pages
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  CUSIP NO.  554034108              13G                       Page 2 of 5 Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      HEARTLAND ADVISORS, INC.
      #39-1078128
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      WISCONSIN, U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            225,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             525,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      525,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      17.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IA

------------------------------------------------------------------------------
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CUSIP NUMBER 554034108                                        Page 3 Of 5 Pages

Item 1.
    (a) Name of Issuer: M-Wave, Inc.
        --------------


    (b) Address of Issuer's Principal Executive Offices:
        -----------------------------------------------
        216 Evergreen Street
        Bensenville, IL 60106

Item 2.
    (a) Name of Person Filing: Heartland Advisors, Inc.
        ---------------------


    (b) Address of Principal Business Office:
        ------------------------------------
        Heartland Advisors, Inc.
        790 North Milwaukee Street
        Milwaukee, WI 53202


    (c) Citizenship: Heartland Advisors is a Wisconsin corporation.
        -----------

    (d) Title of Class of Securities: Common Stock
        ----------------------------

    (e)  CUSIP Number: 554034108
         ------------

Item 3. If this statement is filed pursuant to (S)(S) 240.13d-1(b) or
        -------------------------------------------------------------
        240.13d-2(b) or (c), check whether the person filing is a:
        ----------------------------------------------------------

 (a)      Broker or Dealer registered under Section 15 of
    ----  the Act (15 U.S.C. 78o).

 (b)      Bank as defined in Section 3(a)(6) of
    ----  the Act (15 U.S.C. 78c).

 (c)      Insurance company as defined in Section 3(a)(19)
    ----  of the Act (15 U.S.C.78c).

 (d) Investment company registered under section 8 of ---- the Investment Company Act of 1940 (15 U.S.C. 80a-8).

 (e)  X   An investment adviser in accordance with (S) 240.13d-1(b)(1)(ii)(E);
    ----

 (f) An employee benefit plan or endowment fund in accordance with ---- (S)240.13d-1(b)(1)(ii)(F).

  (g) A parent holding company or control person in accordance with ---- (S)240.13d-1(b)(ii)(G);

  (h) A savings association as defined in Section 3(b) of the ---- Federal Deposit Insurance Act (12 U.S.C. 1813;

  (I) A church plan that is excluded from the definition of an ---- investment company under section 3(c)(14) of the Investment Company
           Act of 1940 (15 U.S.C. 80a-3);

  (j)      Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).
     ----

If this statement is filed pursuant to (S)240.13d-1(c), check this box [_].

Item 4. Ownership.
        ---------

    (a) Amount beneficially owned:
        --------------------------
     525,000 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by Heartland Advisors, Inc.

    (b) Percent of Class:
        -----------------
        17.2%

    (c) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the Cover Page.


Item 5. Ownership of Five Percent or Less of a Class.
        --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]


Item 6. Ownership of more than Five Percent on Behalf of Another Person.
        ---------------------------------------------------------------

     The shares of common stock to which this Schedule relates are held in investment advisory accounts of Heartland Advisors, Inc. As a result, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities. The interests of two such accounts, Heartland Value Fund, a series of Heartland Group, Inc., a registered investment company, and Turn of the Tide, a private limited partnership for which William J. Nasgovitz, President of Heartland Advisors, Inc. serves as managing general partner with voting and dispositive power, each individually relate to more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the
        ----------------------------------------------------------------------
Security Being Reported on By the Parent Holding Company.
--------------------------------------------------------

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.
        ---------------------------------------------------------
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Item 9. Notice of Dissolution of Group.
        ------------------------------

        Not Applicable.

Item 10. Certification.
         -------------

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: December 7, 1998

                           HEARTLAND ADVISORS, INC.

                           By: PATRICK J. RETZER
                               Patrick J. Retzer
                               Senior Vice President